RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:07 14 April 2025 RNS Number : 7892E Unilever PLC 14 April 2025 TRANSACTIONS IN OWN SECURITIES 14 April 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 11 April 2025 Number of ordinary shares purchased: 50,000 Highest price paid per share: GBP 46.8000 Lowest price paid per share: GBP 46.0700 Volume weighted average price paid per share: GBP 46.4560 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 66,846,885 of its ordinary share and has 2,501,700,934 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 46.4560 50,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the U Market Abuse Regulation), a full breakdown of the individual trades made by the Broke the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 651 46.12 XLON 08 578 46.09 XLON 08 237 46.09 XLON 08 740 46.07 XLON 08 252 46.11 XLON 08 55 46.12 XLON 08 3 46.12 XLON 08 7 46.12 XLON 08 314 46.13 XLON 08 279 46.14 XLON 09 253 46.18 XLON 09 242 46.19 XLON 09 238 46.25 XLON 09 230 46.25 XLON 09 226 46.27 XLON 09 1 46.27 XLON 09 230 46.30 XLON 09 233 46.33 XLON 09 227 46.28 XLON 09 225 46.33 XLON 09 226 46.35 XLON 09 228 46.21 XLON 09 225 46.25 XLON 09 228 46.21 XLON 09 227 46.18 XLON 09 229 46.17 XLON 09 94 46.12 XLON 09 139 46.12 XLON 09 226 46.15 XLON 09 185 46.23 XLON 10 45 46.23 XLON 10 230 46.23 XLON 10 94 46.26 XLON 10 284 46.17 XLON 10 211 46.15 XLON 10 133 46.07 XLON 10 133 46.07 XLON 10 106 46.12 XLON 10 318 46.10 XLON 10 267 46.12 XLON 10 244 46.10 XLON 10 236 46.12 XLON 10 232 46.13 XLON 10 229 46.15 XLON 10 174 46.11 XLON 10 54 46.11 XLON 10 228 46.18 XLON 10 18 46.22 XLON 10 207 46.22 XLON 10 233 46.24 XLON 11 234 46.29 XLON 11 226 46.35 XLON 11 229 46.36 XLON 11 226 46.36 XLON 11 226 46.40 XLON 11 228 46.40 XLON 11 228 46.41 XLON 11 225 46.46 XLON 11 225 46.45 XLON 11 228 46.45 XLON 11 229 46.47 XLON 11 226 46.44 XLON 11 234 46.45 XLON 11 226 46.49 XLON 11 14 46.44 XLON 12 218 46.44 XLON 12 230 46.49 XLON 12 222 46.48 XLON 12 228 46.49 XLON 12 233 46.41 XLON 12 225 46.42 XLON 12 235 46.41 XLON 12 232 46.38 XLON 12 231 46.34 XLON 12 233 46.38 XLON 12 227 46.39 XLON 12 234 46.32 XLON 12 225 46.29 XLON 12 233 46.35 XLON 12 235 46.34 XLON 12 230 46.37 XLON 13 235 46.34 XLON 13 58 46.37 XLON 13 172 46.37 XLON 13 115 46.39 XLON 13 110 46.39 XLON 13 232 46.42 XLON 13 227 46.45 XLON 13 231 46.41 XLON 13 225 46.41 XLON 13 231 46.39 XLON 13 235 46.46 XLON 13 226 46.50 XLON 13 226 46.57 XLON 13 230 46.57 XLON 13 232 46.58 XLON 13

232 46.55 XLON 13 234 46.56 XLON 13 225 46.57 XLON 13 225 46.52 XLON 13 227 46.46 XLON 14 226 46.48 XLON 14 225 46.44 XLON 14 229 46.43 XLON 14 120 46.47 XLON 14 105 46.47 XLON 14 233 46.44 XLON 14 231 46.43 XLON 14 228 46.42 XLON 14 227 46.41 XLON 14 232 46.34 XLON 14 239 46.37 XLON 14 234 46.35 XLON 14 229 46.31 XLON 14 232 46.29 XLON 14 237 46.35 XLON 14 240 46.32 XLON 14 230 46.29 XLON 14 225 46.27 XLON 14 244 46.29 XLON 14 237 46.35 XLON 14 224 46.34 XLON 14 33 46.34 XLON 14 243 46.41 XLON 14 152 46.37 XLON 14 279 46.33 XLON 14 254 46.29 XLON 14 241 46.30 XLON 14 229 46.24 XLON 14 243 46.25 XLON 14 237 46.24 XLON 14 225 46.27 XLON 14 1 46.27 XLON 14 244 46.32 XLON 14 205 46.35 XLON 14 39 46.35 XLON 14 160 46.44 XLON 14 50 46.44 XLON 14 264 46.49 XLON 14 255 46.56 XLON 14 239 46.50 XLON 14 234 46.52 XLON 14 225 46.56 XLON 14 244 46.55 XLON 14 242 46.51 XLON 14 235 46.51 XLON 14 78 46.54 XLON 14 162 46.54 XLON 14 237 46.55 XLON 14 234 46.55 XLON 14 234 46.54 XLON 15 238 46.52 XLON 15 218 46.62 XLON 15 15 46.62 XLON 15 232 46.62 XLON 15 231 46.60 XLON 15 228 46.62 XLON 15 226 46.64 XLON 15 226 46.69 XLON 15 227 46.69 XLON 15 233 46.64 XLON 15 229 46.65 XLON 15 225 46.71 XLON 15 225 46.73 XLON 15 229 46.76 XLON 15 227 46.71 XLON 15 230 46.68 XLON 15 233 46.72 XLON 15 240 46.67 XLON 15 225 46.60 XLON 15 233 46.54 XLON 15 237 46.54 XLON 15 166 46.63 XLON 15 139 46.63 XLON 15 313 46.63 XLON 15 342 46.63 XLON 15 8 46.63 XLON 15 214 46.67 XLON 15 153 46.67 XLON 15 374 46.80 XLON 15 354 46.79 XLON 15 367 46.75 XLON 15 207 46.75 XLON 15 171 46.75 XLON 15 160 46.78 XLON 15 126 46.78 XLON 15 50 46.78 XLON 15 126 46.77 XLON 15 283 46.77 XLON 15 380 46.77 XLON 15 90 46.75 XLON 15 259 46.75 XLON 15 348 46.68 XLON 15 66 46.68 XLON 15 323 46.68 XLON 15 254 46.69 XLON 15 91 46.69 XLON 15 342 46.68 XLON 15 92 46.74 XLON 16 263 46.67 XLON 16 356 46.68 XLON 16 349 46.67 XLON 16 365 46.67 XLON 16 216 46.62 XLON 16 151 46.62 XLON 16 358 46.62 XLON 16 345 46.68 XLON 16 371 46.67 XLON 16 372 46.67 XLON 16 401 46.67 XLON 16 353 46.67 XLON 16 270 46.67 XLON 16 285 46.67 XLON 16 357 46.69 XLON 16 90 46.69 XLON 16 272 46.69 XLON 16 235 46.69 XLON 16 136 46.69 XLON 16 407 46.69 XLON 16 248 46.70 XLON 16 227 46.70 XLON 16 100 46.67 XLON 16 230 46.67 XLON 16 272 46.70 XLON 16 314 46.73 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.